SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100033

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Interim Results for the Six Months ended June 30, 2010, dated August 25, 2010.	A-1

1.2	Reconciliation of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) and EBITDA (Excluding CDMA Network Capacity Lease Fee) to Net Cash from Operating Activities, dated August 25, 2010.	B-1

1.3	Renewal of Continuing Connected Transaction, dated August 25, 2010.	C-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 26, 2010	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and CEO

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2010

HIGHLIGHTS

Including the amortisation of upfront connection fees	Excluding the amortisation of upfront connection fees

– Operating revenues reached RMB107,817 million	– Operating revenues reached RMB107,552 million, up by 4.9%

– EBITDA was RMB46,024 million, EBITDA margin was 42.7%	– EBITDA was RMB45,759 million, up by 5.6%, EBITDA margin was 42.5%

– Profit attributable to equity holders of the Company was RMB9,076 million, basic earnings per share was RMB0.112	– Profit attributable to equity holders of the Company was RMB8,811 million, up by 4.7%, basic earnings per share was RMB0.109

•	Total number of access lines in service was 181 million, representing a net decrease of 7.49 million from the end of last year, down by 4.0%.

•	Total number of broadband subscribers reached 58.33 million, representing a net addition of 4.87 million from the end of last year, up by 9.1%.

•	Total number of mobile subscribers reached 74.52 million, representing a net addition of 18.43 million from the end of last year, up by 32.9%.

•	Total number of 3G subscribers reached 7.18 million, representing a net addition of 3.11 million from the end of last year, up by 76.4%.

CHAIRMAN’S STATEMENT

In the first half of 2010, we deepened the promotion of our “Customer-focused Innovative Informatisation” Strategy, leveraging our full services integrated operation to expand the market and riding on the differentiated operations to create competitive edges. The Company achieved invigorated results: Our mobile service continued to maintain robust development with expanding scale, while mobile terminal supply also showed significant improvement. We strengthened our market leading position in wireline broadband and integrated information services. Our overall business structure was further optimised with remarkable earnings recovery. The sustainable development of the Company’s full services operation is gaining momentum.

Business Performance

In the first half of 2010, the Company’s operation was on track as planned. The operating revenues reached RMB107,817 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB107,552 million, representing a growth of 4.9% over the same period of last year, of which mobile service revenue amounted to RMB22,770 million, up 77.7% from the same period last year. Revenue from non-voice services as a percentage of the operating revenues further increased to 56.3%, amongst which wireline broadband access revenue attributed to 24.5% of the operating revenues. This further optimised our overall business structure as well as our ability to mitigate risks. EBITDA1,2 was RMB45,759 million, a 5.6% increase from the same period of last year, while the EBITDA margin was 42.5%. Profit attributable to equity holders of the Company2 was RMB8,811 million, representing an increase of 4.7% from the same period of last year and growth of 81.3% over the second half of last year. Robust earnings trajectory marked a good start of our result improvement. Basic earnings per share2 was RMB0.109. Capital expenditure was RMB17,918 million, an increase of 5.2% over the same period of last year. Free cash flow3 reached RMB18,591 million.

Taking into consideration the Company’s business development needs, the Board of Directors has decided not to pay any interim dividend for the period in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

[1]	For convenience of investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]

Including the amortisation of upfront connection fees, EBITDA was RMB46,024 million, profit attributable to equity holders of the Company was RMB9,076 million and basic earnings per share was RMB0.112.

[3]	Free cash flow was calculated from EBITDA (excluding amortisation of upfront connection fees) minus the CDMA network capacity lease fee, capital expenditure and income tax.

Expanding Integrated Operation and Optimising Business Structure

In order to innovate business development model and achieve scientific development in the new landscape, we pooled our resources to actively promote the development model of full services integrated operation. We are committed to building a system for multi-services integrated packages of products and services as well as marketing and sales, accelerating product development, initiating cooperation on developing applications, and continuously enriching the content of our integrated operation by leveraging our comprehensive range of products. We also established a network structure and IT support capabilities to support our full services operation, while at the same time further deepened precision management and optimised resource allocation. With unwavering efforts, our integrated operation model has effectively driven the rapid growth of our mobile and broadband services. There was a significant increase in revenue proportion from our mobile, broadband and integrated information services, while the risk to our wireline voice service was further alleviated.

We have fully leveraged our advantages in the integrated bundling operations and our mobile services gained traction. The number of mobile subscribers increased by 18.43 million in the first half of the year to a total number of 74.52 million, of which 7.18 million were 3G subscribers. The mobile subscriber packaging penetration rate was over 50%. Our market share of mobile subscribers was close to 10%, an increase of 5 percentage points from the end of 2008. Our mobile voice usage showed a trend of continual improvement on a monthly basis, doubling the level of the same period of previous year, while the ARPU of subscribers remained relatively stable compared to last year.

With the wireline broadband services as the foundation for deepening the integrated operation and expanding the mobile Internet service, we established the brand of “eSurfing Broadband” in the first half of the year and integrated our wireline and wireless broadband services. We proactively expanded our subscriber base by investing more than 60% of our capital expenditure on broadband network infrastructure to accelerate bandwidth upgrade, enhancing the quality of our broadband services and promoting our differentiated applications. In the first half of the year, the net addition of wireline broadband subscribers was 4.87 million, reaching a total of 58.33 million. Revenue from wireline broadband access services reached RMB26,302 million, an increase of 15.6% compared to the same period of last year.

We always focus on the development of integrated information services as the highlight of our strategic transformation, and endeavour to provide comprehensive industry applications and public applications to customers and meet the ever growing demand of the market. In the first half of the year, revenue from wireline value-added and integrated information services reached RMB13,713 million.

With mobile, broadband and information application services marking the rapid development of the modern telecommunications, traditional wireline voice services face more challenges. Therefore, we strived to mitigate the decline in revenue from our wireline voice services by providing targeted packages to customers. Through the proactive and orderly migration of the PAS services to effectively alleviate operating risk, we endeavoured to maintain the Company’s overall operational profitability with stringent control on related investment and other measures. In the first half of the year, there was a net loss of 7.61 million PAS subscribers. The total number of access lines in service was 181 million as at the end of June this year.

Creating New Competitive Edges through Differentiated Operations

We persist in differentiated operation, targeting government and enterprise and public customers to take differentiated marketing initiatives, and proactively expand subscriber base to facilitate revenue growth.

For the government and enterprise customer market, we fully utilised the edge we have accumulated over the years to expand into the mid-to-high end market with differentiated service offerings and form extensive strategic partnership with government entities and large corporations. We focused on areas such as government affairs, transportation and logistics, “All-in-one eSurfing handset” and digital hospitals, while strengthening the development of new industry applications and showcasing by creating pilot customers so as to accelerate the scale replication and promotion of ICT services. By the end of June this year, the number of “BizNavigator” subscribers reached 4.85 million, representing an increase of 11.2% from the end of last year.

For the public customer market, our primary strategy is to strengthen the collaboration with partners in content and applications. Leveraging the core product values of our partners, we provide a more comprehensive range of mobile Internet applications. In the first half of the year, we progressively launched new products such as mobile payment, “eSurfing reader” and mobile positioning services. The numbers of subscribers to services such as “189 mailbox”, “eSurfing LIVE”, and “eSurfing Video” have more than doubled. We will take further steps to highlight the concept of mobile Internet handset while focusing on traffic-centric operation, opening up intelligent channels and platforms, and deepening our collaboration with various reputable Internet content providers and integrators of core industry applications. We will endeavour to provide enriched content and applications for our customers, as well as to promote the transition of the Company towards a higher-value mobile Internet application services provider.

Strengthening Infrastructure to Promote Full Services Development

We are committed to building a superior network. We have further accelerated the broadband transmission speed upgrade. In city areas, the network basically featured 4M or above broadband access capability with 44% coverage of 20M or above. In order to seize the market opportunities, our next step will be to further invest in fibre broadband network, particularly “Fibre-to-the-Home” (FTTH). This will facilitate broadband subscriber development and help us to consolidate and strengthen our core competitiveness continuously. We continued to optimise our EVDO network which covers all cities above county-level and over 20,000 towns, while accelerating Wi-Fi hotspots construction and optimisation. This will sustain our leading position in network coverage and quality transmission support for mobile Internet traffic-centric operation.

We also further strengthened collaborations. We strengthened the cooperation with handset manufacturers in order to improve the handset supply to meet market demand and efficiently alleviate the bottlenecks. We also enhanced the development of distribution channels and promoted the scale development of open channel. Mobile subscribers developed and handset sales by open channel accounted for more than 50%.

We continued to promote precision management and further optimise resource allocation. We expanded our investment in broadband and fibre access, persisted in resource allocation tilting towards high-growth and high-value services, enhanced capital utilisation by actively redeploying inactive assets and deepened centralised capital management to save finance costs and thus enhance profitability.

Corporate Governance and Social Responsibility

We strived to maintain our high standards of corporate governance by continuously improving corporate transparency, ensuring the healthy development of the Company, and enhancing corporate values. Our continuous efforts in corporate governance are widely recognised by the capital market and we were accredited with a number of awards in the first half of the year, including recognition as “Asia’s Best Companies in Corporate Governance” by Corporate Governance Asia, and “Asia’s Best Managed Companies – China” and “Asia’s Best Managed Telecommunications – Asia” by Finance Asia in the Asia’s Best Companies Poll. The Company’s stock was also selected as constituent of Hang Seng Corporate Sustainability Index.

As one of the leading telecommunications operators in China, we serve as a role model for fulfilling social responsibilities. We actively contributed to the rescue efforts during the Yushu earthquake in Qinghai Province and the flooding in the southern provinces. Our emergency rescue teams hustled off the disaster areas and quickly restored wireline and mobile communications services, ensuring undisrupted communications during the rescue operations. As an integrated information service partner, we also fully supported the Shanghai World Expo. Our capability in providing quality communications was highly appreciated by participants at the Shanghai World Expo.

Future Outlook

With the advent of mobile Internet and the three-network convergence era, the Company is embracing another major period of strategic opportunities and huge development potential. At the same time, the Company is also facing the challenges of intensifying competition in the telecommunications sector. We will continue to deepen our integrated operation by focusing on the development and retention. On one hand, we will focus on fulfilling our customers’ needs and accelerating the promotion of broadband access and mobile services, particularly in the 3G development. On the other hand, we will also work to retain our existing subscribers and maintain our traditional services and coordinate the sustainable development of the four pillars of our business – mobile, broadband, wireline voice and valued-added and integrated information services.

On this foundation, we will fully utilise our leading edges in the largest Internet broadband subscriber base, the most reputable 3G brand and the widest 3G network coverage. While improving the superiority of our network infrastructure, we will also focus on mobile Internet traffic-centric operation and open our service platforms to strengthen the cooperation in the application and handset terminals. By establishing new differentiated competitive edges, we will strive to break new ground for our full services integrated operation and continue to create more value for our shareholders.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

25 August 2010

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2010 extracted from the unaudited interim financial statements of the Group as set out in its 2010 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2010

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
	Note	2010 RMB	2009 RMB

Operating revenues	3	107,817	103,146

Operating expenses
Depreciation and amortisation		(25,839)	(26,029)
Network operations and support		(22,812)	(20,133)
Selling, general and administrative		(19,752)	(17,595)
Personnel expenses		(17,196)	(16,351)
Other operating expenses		(8,398)	(8,719)

Total operating expenses		(93,997)	(88,827)

Operating profit		13,820	14,319

Net finance costs	4	(1,855)	(2,268)

Investment income		9	50

Share of profits from associates		28	25

Profit before taxation		12,002	12,126

Income tax	5	(2,885)	(3,071)

Profit for the period		9,117	9,055

Other comprehensive income for the period:
Change in fair value of available-for-sale equity securities		(115)	60
Deferred tax on change in fair value of available-for-sale equity securities		27	(15)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		13	(1)
Share of other comprehensive income of associates		5	–

Other comprehensive income for the period, net of tax		(70)	44

Total comprehensive income for the period		9,047	9,099

Profit attributable to:
Equity holders of the Company		9,076	9,004
Non-controlling interests		41	51

Profit for the period		9,117	9,055

Total comprehensive income attributable to:
Equity holders of the Company		9,015	9,048
Non-controlling interests		32	51

Total comprehensive income for the period		9,047	9,099

Basic earnings per share	6	0.11	0.11

Weighted average number of shares		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2010

(Amounts in millions)

	Note	30 June 2010 RMB	31 December 2009 RMB

ASSETS

Non-current assets
Property, plant and equipment, net		271,384	286,328
Construction in progress		19,032	11,567
Lease prepayments		5,405	5,517
Goodwill		29,921	29,922
Intangible assets		10,876	12,311
Interests in associates		1,023	997
Investments		607	722
Deferred tax assets	8	12,233	12,898
Other assets		4,790	5,322

Total non-current assets		355,271	365,584

Current assets
Inventories		2,571	2,628
Income tax recoverable		2,140	1,714
Accounts receivable, net	9	19,722	17,438
Prepayments and other current assets		4,308	3,910
Time deposits with original maturity over three months		1,259	442
Cash and cash equivalents		26,325	34,804

Total current assets		56,325	60,936

Total assets		411,596	426,520

	Note	30 June 2010 RMB	31 December 2009 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt		34,667	51,650
Current portion of long-term debt		10,768	1,487
Accounts payable	10	36,351	34,321
Accrued expenses and other payables		51,360	52,193
Income tax payable		657	395
Current portion of finance lease obligations		18	18
Current portion of deferred revenues		2,795	3,417

Total current liabilities		136,616	143,481

Net current liabilities		(80,291)	(82,545)

Total assets less current liabilities		274,980	283,039

Non-current liabilities
Long-term debt		42,524	52,768
Deferred revenues		4,466	5,045
Deferred tax liabilities	8	2,426	2,613

Total non-current liabilities		49,416	60,426

Total liabilities		186,032	203,907

Equity
Share capital		80,932	80,932
Reserves		143,784	140,800

Total equity attributable to equity holders of the Company		224,716	221,732

Non-controlling interests		848	881

Total equity		225,564	222,613

Total liabilities and equity		411,596	426,520

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 25 August 2010, reflect the unaudited financial position of the Group as at 30 June 2010 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2010.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2009 annual financial statements, except for the adoption of Amendments to IAS 27, “Consolidated and separate financial statements” which has resulted in a change in the presentation of the financial statements. The term “minority interest” has been changed to “non-controlling interest” in these interim financial statements.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditor in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2.	SEGMENTAL REPORTING

An operating segment is a component of an entity in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunication business. The Group’s assets located and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial.

3.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2010	2009
		RMB	RMB
	Note	millions	millions

Wireline voice	(i)	32,915	41,060
Mobile voice	(ii)	14,102	9,051
Internet	(iii)	31,114	24,528
Value-added services	(iv)	10,849	10,347
Integrated information application services	(v)	7,153	5,928
Managed data and leased line	(vi)	6,066	5,528
Others	(vii)	5,353	6,112
Upfront connection fees	(viii)	265	592

		107,817	103,146

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and upfront installation fees charged to customers for the provision of wireline telephony services.

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.

(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.

(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunication networks and equipment.

(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.

(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

4.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2010	2009
	RMB millions	RMB millions

Interest expense incurred	2,172	2,710
Less: Interest expense capitalised*	(137)	(185)

Net interest expense	2,035	2,525
Interest income	(139)	(134)
Foreign exchange losses	69	16
Foreign exchange gains	(110)	(139)

	1,855	2,268

* Interest expense was capitalised in construction in progress at the following rates per annum	1.3%-4.6%	1.3%-4.9%

5.	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month periods ended 30 June
	2010	2009
	RMB millions	RMB millions

Provision for PRC income tax	2,353	2,321
Provision for income tax in other tax jurisdictions	27	25
Deferred taxation	505	725

	2,885	3,071

A reconciliation of the expected tax with the actual tax expense is as follows:

		Six-month periods ended 30 June
		2010	2009
	Note	RMB millions	RMB millions

Profit before taxation		12,002	12,126

Expected income tax expense at statutory tax rate of 25%	(i)	3,001	3,032
Differential tax rate on mainland PRC subsidiaries’ and branches’ income	(i)	(333)	(286)
Differential tax rate on other subsidiaries’ income	(ii)	(10)	(15)
Non-deductible expenses	(iii)	458	682
Non-taxable income	(iv)	(227)	(340)
Other tax benefits		(4)	(2)

Actual tax expense		2,885	3,071

Note:

(i)	The provision for mainland PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland PRC subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 22%.

(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts primarily represent miscellaneous incomes which are not subject to income tax.

6.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month periods ended 30 June 2010 and 2009 is based on the profit attributable to equity holders of the Company of RMB9,076 million and RMB9,004 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

7.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totalling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared and of which RMB5,608 million was paid on 30 June 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2010.

8.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements during the period are as follows:

	Assets		Liabilities		Net Balance
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,125	931	—	—	1,125	931
Non-current
Property, plant and equipment	4,444	5,145	(1,634)	(1,748)	2,810	3,397
Deferred revenues and installation costs	1,136	1,229	(686)	(732)	450	497
Land use rights	5,528	5,593	—	—	5,528	5,593
Available-for-sale equity securities	—	—	(106)	(133)	(106)	(133)

Deferred tax assets/(liabilities)	12,233	12,898	(2,426)	(2,613)	9,807	10,285

	Balance at 1 January 2010	Recognised instatement of comprehensive income	Balance at 30 June 2010
	RMB millions	RMB millions	RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	931	194	1,125
Non-current
Property, plant and equipment	3,397	(587)	2,810
Deferred revenues and installation costs	497	(47)	450
Land use rights	5,593	(65)	5,528
Available-for-sale equity securities	(133)	27	(106)

Net deferred tax assets	10,285	(478)	9,807

9.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			30 June 2010	31 December 2009
	Note		RMB millions	RMB millions

Third parties			20,663	17,767
China Telecom Group	(i	)	985	917
Other state-controlled telecommunications operators in the PRC			1,005	827

			22,653	19,511
Less: Allowance for impairment of doubtful debts			(2,931)	(2,073)

			19,722	17,438

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2010	31 December 2009
	RMB millions	RMB millions

Current, within 1 month	11,419	10,895
1 to 3 months	2,799	2,067
4 to 12 months	1,675	1,514
More than 12 months	1,170	499

	17,063	14,975
Less: Allowance for impairment of doubtful debts	(2,779)	(1,920)

	14,284	13,055

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	30 June 2010	31 December 2009
	RMB millions	RMB millions

Current, within 1 month	1,946	1,918
1 to 3 months	1,372	1,071
4 to 12 months	1,601	922
More than 12 months	671	625

	5,590	4,536
Less: Allowance for impairment of doubtful debts	(152)	(153)

	5,438	4,383

10.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Third parties	27,736	26,402
China Telecom Group	8,061	7,526
Other state-controlled telecommunications operators in the PRC	554	393

	36,351	34,321

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Due within 1 month or on demand	11,220	11,321
Due after 1 month but within 3 months	7,877	7,472
Due after 3 months but within 6 months	7,639	5,641
Due after 6 months	9,615	9,887

	36,351	34,321

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2009 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2010, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2010, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2010, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2010, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
			(%)	(%)

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

Capital Research and Management Company	1,254,424,000 (Long position)	H shares	9.04%	1.55%	Investment manager

Commonwealth Bank of Australia	1,251,386,000 (Long position)	H shares	9.02%	1.55%	Interest of controlled corporation

Blackrock, Inc	1,082,330,096 (Long position)	H shares	7.78%	1.34%	Interest of controlled corporation

	6,894,000 (Short position)	H shares	0.05%	0.009%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

JPMorgan Chase & Co.	836,367,442 (Long position)	H shares	6.03%	1.03%	66,266,579 shares as beneficial owner; 135,780,000 shares as investment manager; and 634,320,863 shares as security interest holder/approved lending agent

	19,969,782 (Short position)	H shares	0.14%	0.025%	Beneficial owner

	634,320,863 (Shares available for lending)	H shares	4.57%	0.78%	Security interest holder/ approved lending agent

Save as stated above, as at 30 June 2010, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2010.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2010. In the Company’s opinion, through supervision of the Board and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules throughout the six months ended 30 June 2010.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2010 to 30 June 2010.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2010 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Reconciliation of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) and EBITDA (Excluding CDMA Network Capacity Lease Fee) to Net Cash from Operating Activities

On August 25, 2010, China Telecom Corporation Limited disclosed EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) and EBITDA (excluding CDMA network capacity lease fee) in its announcement of interim results for the six months ended June 30, 2010 in Hong Kong.

The following table sets forth a reconciliation of EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) and EBITDA (excluding CDMA network capacity lease fee) for the six months ended June 30, 2010 to net cash from operating activities for the same period, being the most comparable generally accepted accounting principles measure under International Financial Reporting Standards:

RMB millions
EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees)	45,759

Adjustment
Amortization of upfront connection fees	265
EBITDA (excluding CDMA network capacity lease fee)	46,024

Adjustment
CDMA network capacity lease fee	(6,365)
Amortization of upfront connection fees	265
Non-cash items included in EBITDA	1,878
Net change in working capital	2,652
Decrease in deferred revenue	(1,201)
Net interest paid	(1,353)
Income tax paid	(2,544)

Net cash from operating activities	39,091

August 25, 2010

B-1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

SUMMARY

Reference is made to the announcements dated 28 July 2008, 29 October 2009 and 16 December 2009 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates, including the transactions under the Telecom CDMA Lease, the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement.

The Agreements governing the above continuing connected transactions will expire on 31 December 2010.

The Board announces that on 25 August 2010 the Company and China Telecommunications Corporation have entered into supplemental agreements to renew the above Agreements in accordance with their respective provisions for a further term of two years expiring on 31 December 2012.

LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the proposed Annual Caps for the transactions contemplated under the Telecom CDMA Lease are expected to exceed the 5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the transactions contemplated under the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement for the years ending 31 December 2011 and 31 December 2012 are expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules.

Details of the above Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Listing Rules.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Telecom CDMA Lease and its supplemental agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement and their respective supplemental agreements, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve the continuing connected transactions contemplated under the Telecom CDMA Lease and the Annual Caps applicable thereto. Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolution at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolution at the EGM.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease. The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Telecom CDMA Lease.

A circular containing, amongst other things, (i) details of the Telecom CDMA Lease; (ii) a letter from the Independent Board Committee containing its recommendation in respect of the Telecom CDMA Lease; (iii) a letter from the Independent Financial Adviser, ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Telecom CDMA Lease; and (iv) a notice of the EGM, will be despatched to the shareholders of the Company on or before 15 September 2010.

BACKGROUND

Reference is made to the announcements dated 28 July 2008, 29 October 2009 and 16 December 2009 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates, which are governed by the following Agreements between the Company and China Telecommunications Corporation:

1.	the Telecom CDMA Lease;

2.	the Interconnection Settlement Agreement;

3.	the Engineering Framework Agreement;

4.	the Ancillary Telecommunications Services Framework Agreement;

5.	the Community Services Framework Agreement;

6.	the Centralised Services Agreement;

7.	the Property Leasing Framework Agreement;

8.	the IT Services Framework Agreement; and

9.	the Supplies Procurement Services Framework Agreement.

An extraordinary general meeting of the Company was convened on 16 September 2008, at which the Independent Shareholders approved, amongst other things: (i) the continuing connected transactions contemplated under the Telecom CDMA Lease and the Annual Caps applicable thereto; and (ii) the continuing connected transactions contemplated under the Interconnection Settlement Agreement for which no annual caps have been proposed.

An extraordinary general meeting of the Company was convened by the Company on 29 December 2009 at which the Independent Shareholders approved, amongst other things, the continuing connected transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and their respective Annual Caps applicable thereto.

The above Agreements will expire on 31 December 2010.

The Board announces that on 25 August 2010 the Company and China Telecommunications Corporation have entered into supplemental agreements to renew the Agreements in accordance with their respective provisions for a further term of two years expiring on 31 December 2012.

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION

Telecom CDMA Lease

Pursuant to the Telecom CDMA Lease, China Telecommunications Corporation has agreed to lease the Capacity under the CDMA Network to the Company and the Company shall have the exclusive right to use and operate the CDMA Network to provide CDMA services in the Listed Service Areas. The Telecom CDMA Lease will expire on 31 December 2010 and can be renewed at the option of the Company on the same terms, except as to the term, lease fee and minimum annual lease fee to be agreed between the Company and China Telecommunications Corporation, by the Company giving not less than 180 days’ written notice to China Telecommunications Corporation on or before 31 December 2010.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Telecom CDMA Lease in accordance with its provisions for a further term of two years expiring on 31 December 2012.

Lease Fee and Minimum Annual Lease Fee

Pursuant to the Telecom CDMA Lease (as amended by its supplemental agreement), the lease fee for the Capacity under the CDMA Network shall be 28% of the audited CDMA Service Revenue. For the year ending 31 December 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year.

The lease fee shall be calculated on the basis of the unaudited CDMA Service Revenue of the Company during each quarter and shall be paid quarterly in arrears by the Company to China Telecommunications Corporation within 30 days following the end of each quarter (the “Quarterly Lease Fee”). The Company shall issue a report in respect of its unaudited quarterly CDMA Service Revenue to China Telecommunications Corporation within 20 days from the end of each quarter. The report shall be prepared in an appropriate format and contain the unaudited quarterly CDMA Service Revenue of the Company and the quarterly lease fee payable by the Company, calculated on the basis of the unaudited quarterly CDMA Service Revenue.

After the Company finalises its annual audited financial statements, China Telecommunications Corporation and the Company shall adjust the lease fee as soon as practicable as follows:

(i)	if the lease fee of any year calculated on the basis of the audited CDMA Service Revenue as set out in the audited financial statements (the “Annual Lease Fee”) is greater than the sum of the Quarterly Lease Fee, the Company shall pay the difference to China Telecommunications Corporation as soon as practicable; and

(ii)	if the Annual Lease Fee is less than the sum of the Quarterly Lease Fee, China Telecommunications Corporation shall refund the difference to the Company as soon as practicable.

provided that, if the total lease fee paid by the Company in respect of the relevant year pursuant to the above payment adjustment is less than any applicable minimum annual lease fee, China Telecommunications Corporation does not have to refund the amount in (ii) above and the Company shall pay an additional amount (where applicable) to China Telecommunications Corporation as soon as practicable so that the total lease fee paid for the year is not less than the applicable minimum annual lease fee (if any).

The lease fee under the Telecom CDMA Lease was determined and agreed between the Company and China Telecommunications Corporation after arm’s length negotiations with reference to the number of CDMA subscribers, the MOU and ARPU of such CDMA subscribers, the estimated CDMA Service Revenue, estimated total depreciation and amortisation and relevant financial charge as a percentage of revenue of peer companies.

Discount for Delay

Subject to certain exceptions, including delay caused by a force majeure event, a material breach of the Telecom CDMA Lease by the Company or as a result of compliance by China Telecommunications Corporation with applicable laws and regulations, if China Telecommunications Corporation fails to provide any Capacity which affects the provision of services by the Company, China Telecommunications Corporation shall be liable to provide a discount for delay to the lease fee to the Company, calculated as follows:

Discount for delay	=	Number of CDMA subscribers of the Company affected by the delay	x	delay period (number of days)	x	ARPU of CDMA subscribers
the number of days in the relevant month

In the above formula, the “number of CDMA subscribers of the Company affected by the delay” shall be determined by the Company with the support of reports and substantive evidence; the “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the affected areas for the three months immediately prior to the delay, as calculated and determined by the Company.

Discount for delay shall be set off against the next instalment of lease fee to be made by the Company to China Telecommunications Corporation.

Network Construction Costs and Operating Costs

China Telecommunications Corporation shall be responsible for the planning, finance and construction of the CDMA Network and shall ensure that the CDMA Network is constructed in accordance with the detailed design standards, specifications and timetable agreed between the Company and China Telecommunications Corporation. All payments, costs, expenses and amounts paid or incurred by China Telecommunications Corporation that are directly attributable to the construction of each phase of the CDMA Network, capitalised interest on loans, any taxes levied or paid in respect of the equipment procurement and the construction of the CDMA Network and all costs incurred in relation to any re-configuration, upgrade, enhancement or modification to technology (together, the “Network Construction Costs”) shall be borne by China Telecommunications Corporation. Such cost shall be audited and verified by the Company and its auditors.

The Company shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the Telecom CDMA Lease. The Capacity Maintenance Related Costs (as defined below) shall be shared between the Company and China Telecommunications Corporation and calculated as follows:

(a)	the percentage of operating cost borne by China Telecommunications Corporation:

Total Capacity	–	(	Total number of actual CDMA subscribers of the Company at the end of the month prior to the occurrence of the cost	)
90%

Total Capacity

(b)	the percentage of operating cost borne by the Company:

(	Total number of actual CDMA subscribers of the Company at the end of the month prior to the occurrence of the cost	)
90%

Total Capacity

The “Capacity Maintenance Related Costs” referred to above mean the rental fees for the exchange centres and the base stations and other related fees such as water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature. Other costs relating to the operation and management of the CDMA Network shall be borne by the Company.

Purchase Option

China Telecommunications Corporation has granted to the Company an option to purchase the CDMA Network (the “Purchase Option”) under the Telecom CDMA Lease. The Purchase Option may be exercised, at the discretion of the Company, at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. No premium has been paid or will be payable by the Company for the grant of the Purchase Option.

The Company and China Telecommunications Corporation will discuss and negotiate the purchase price with reference to the appraised value of the CDMA Network determined in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price shall not be greater than such price as would, taking into account all lease fee payments made by the Company under the Telecom CDMA Lease and all discounts for delay, enable China Telecommunications Corporation to recover its investment in the CDMA Network together with an internal rate of return on its investment of 8%.

Reasons for and Benefits of the Transactions Contemplated under the Telecom CDMA Lease

The Telecom CDMA Lease provides the Company with the exclusive right to use and operate an existing nationwide CDMA Network in the PRC owned by China Telecommunications Corporation, which will support and facilitate the provision of the CDMA telecommunications service by the Company, and provide the Company with the benefit from the fast-growing, attractive and profitable PRC mobile telecommunications market.

Under the Telecom CDMA Lease, China Telecommunications Corporation shall be responsible for making further investments into the CDMA Network to increase network capacity and improve network quality and functionality to support the Company to compete in the highly competitive PRC mobile telecommunications market and such investment costs will be borne by China Telecommunications Corporation, while the lease fee is payable by the Company with reference to the CDMA Service Revenue. As the annual lease fee is determined with reference to the CDMA Service Revenue, it will allow the Company to better estimate leasing costs, reduce operating risks and will avoid the Company having to incur depreciation and finance charges which may in turn result in saving of operating costs.

Under the Telecom CDMA Lease, the Telecom CDMA Lease is renewable at the option of the Company and the Company is also granted the Purchase Option which may be exercised at any time by the Company during the term of the Telecom CDMA Lease or within one year after the termination or expiry of the Telecom CDMA Lease. Such an arrangement will provide the Company with greater flexibility to utilise its resources in the most efficient way and to enhance shareholder value.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement, when the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated, a fee prescribed by the MIIT from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originated between the Group and China Telecommunications Corporation and/or its associates multiplied by the settlement fee prescribed by the MIIT. Other interconnection settlement will comply with the settlement standard set out by the MIIT from time to time.

The Interconnection Settlement Agreement will expire on 31 December 2010 and can be renewed with the same terms for further periods of three years unless the Company provides three months’ written notification to China Telecommunications Corporation of its intention not to renew the agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Interconnection Settlement Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Interconnection Settlement Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation. In addition, the Company and China Telecommunications Corporation have agreed that settlement of interconnection will be at a fee prescribed by the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators should amend or promulgate new rules or regulations in respect of interconnection settlement, the parties shall apply such rules and regulations as acknowledged by both parties.

Engineering Framework Agreement

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecommunications Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group.

The charges payable for the services under the Engineering Framework Agreement are determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000 (equivalent to approximately HK$568,182), or construction of engineering projects with a value over RMB2,000,000 (equivalent to approximately HK$2,272,727) shall be determined by reference to the tender price. The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Engineering Framework Agreement will expire on 31 December 2010 and can be renewed for further periods of three years unless the Company notifies China Telecommunications Corporation in writing at least three months prior to the expiration of the term of its intention not to renew the Engineering Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Engineering Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement relates to the provision of certain repair and maintenance services, including repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services provided by China Telecommunications Corporation and/or its associates to the Group.

The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2010 and can be renewed for further periods of three years upon expiration unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Ancillary Telecommunications Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Ancillary Telecommunications Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Community Services Framework Agreement

The Community Services Framework Agreement relates to the provision of cultural, educational, property management, vehicles services, health and medical services, hotel and conference services, community and sanitary services by China Telecommunications Corporation and/or its associates to the Group.

The community services under the Community Services Framework Agreement are provided at:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Community Services Framework Agreement will expire on 31 December 2010 and can be renewed for further periods of three years upon expiration unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Community Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Centralised Services Agreement

The Centralised Services Agreement relates to the provision of centralised services, such as the business management and operational services (including services in relation to key corporate customers, the network management centre and business support centre), the use of international facilities and venues and other facilities or resources used in common by the Company and China Telecommunications Corporation at the same time.

Pursuant to the Centralised Services Agreement, (i) the apportionment of the aggregate costs incurred for the provision of business management services is on a pro rata basis in accordance with the revenues generated by each of the Company and China Telecommunications Corporation; (ii) the fee for the use of venues is negotiated and determined by the parties by reference to comparable market price and payment is made with reference to the actual apportioned used areas on the venues; (iii) the fee for the use of international telecommunications facilities of China Telecommunications Corporation is negotiated and determined by the parties by reference to comparable market price and apportioned on a pro rata basis in accordance with the volume of international calls handled by each of the Company and China Telecommunications Corporation; and (iv) the fee for the use of international telecommunications facilities and services of Independent Third Parties is based on actual costs incurred and apportioned on a pro rata basis in accordance with the volume of international calls handled by each of the Company and China Telecommunications Corporation.

The Centralised Services Agreement will expire on 31 December 2010 and can be renewed for further periods of one year unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Centralised Services Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Centralised Services Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement relates to the lease of properties by the Company (including its subsidiaries) to China Telecommunications Corporation (including its subsidiaries), and vice versa.

The rental charges in respect of the properties which are subject to the Property Leasing Framework Agreement are determined based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of each party. The rental charges are subject to review every three years.

The Property Leasing Framework Agreement will expire on 31 December 2010 and can be renewed for further periods of one year unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Property Leasing Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

IT Services Framework Agreement

The IT Services Framework Agreement relates to the provision of cross-provincial information technology services, such as office automation and software adjustment, by China Telecommunications Corporation and/or its associates to the Group and vice versa.

Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in the bidding for the right to provide the other party with services under the IT Service Framework Agreement. The charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. If the terms of an offer from either the Group or China Telecommunications Corporation and/or its associates are at least as favorable as that offered by other tenderers, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.

The IT Services Framework Agreement will expire on 31 December 2010 and can be renewed for further periods of one year unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the IT Services Framework Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the IT Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Supplies Procurement Services Framework Agreement

The Supplies Procurement Services Framework Agreement relates to the provision of cross-provincial comprehensive procurement services, including the sale and resale of telecommunications supplies, the management of tenders, verification of technical specifications and installation services, by China Telecommunications Corporation and/or its associates to the Group and vice versa. The scope of procurement services under the Supplies Procurement Services Framework Agreement includes (i) the import of telecommunications supplies and procurement of domestic telecommunications supplies and domestic non-telecommunications materials by China Telecommunications Corporation and/or its associates for the Group, including the provision of related agency services, sale of telecommunications supplies manufactured by China Telecommunications Corporation and/or its associates, resale of supplies purchased from Independent Third Parties, management of tenders, verification of technical specifications, storage, transportation and installation services; and (ii) the sale of telecommunications supplies manufactured by the Group and resale of supplies purchased from Independent Third Parties by the Group to China Telecommunications Corporation and/or its associates, including related agency services, storage, transportation and installation services. Payments made may be in the form of commission charges or in the case of resale, the contract value of the relevant supplies.

The charges payable for the above services are calculated at:

(1)	Where payments made in relation to the agency services for the provision of supplies procurement are in the form of commission charges:

(i)	procurement services in respect of imported telecommunications supplies are provided at 1% of the contract value at the maximum;

(ii)	procurement services in respect of domestic telecommunications supplies and other domestic non-telecommunications materials are provided at 3% of the contract value at the maximum;

(2)	Where payments made in relation to the sales/resale of telecommunications supplies are in the contract value of the relevant supplies:

the procurement services are provided at:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Supplies Procurement Services Framework Agreement will expire on 31 December 2010 and can be renewed for further periods of one year, unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Supplies Procurement Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Reasons for and Benefits of the Transactions Contemplated under the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

ANNUAL CAPS

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The Annual Caps for the years ending 31 December 2011 and 2012, for each of the transactions contemplated under the Agreements are set out below:

Agreements	Audited historical amount for the period from 1 January to 31 December 2009	Unaudited historical amount for the period from 1 January to 30 June 2010	Annual Caps for the year ending 31 December 2010	Annual Caps for the year ending 31 December 2011	Annual Caps for the year ending 31 December 2012

Telecom CDMA Lease	RMB7,220 million (equivalent to HKD8,205 million)	RMB5,902 million (equivalent to HKD6,707 million)	RMB35,000 million (equivalent to HKD39,773million)	RMB21,000 million (equivalent to HKD23,864 million)	RMB33,000 million (equivalent to HKD37,500 million)

Interconnection Settlement Agreement	RMB598 million (equivalent to HKD680 million)	RMB264 million (equivalent to HKD300 million)	Not applicable	RMB1,000 million (equivalent to HKD1,136 million)	RMB1,000 million (equivalent to HKD1,136 million)

Engineering Framework Agreement	RMB5,970 million (equivalent to HKD6,784 million)	RMB2,600 million (equivalent to HKD2,955 million)	RMB7,052 million (equivalent to HKD8,014 million)	RMB8,800 million (equivalent to HKD10,000 million)	RMB8,800 million (equivalent to HKD10,000 million)

Ancillary Telecommunications Services Framework Agreement	RMB6,044 million (equivalent to HKD6,868 million)	RMB3,234 million (equivalent to HKD3,675 million)	RMB7,700 million (equivalent to HKD8,750 million)	RMB9,000 million (equivalent to HKD10,227 million)	RMB9,000 million (equivalent to HKD10,227 million)

Community Services Framework Agreement	RMB2,324 million (equivalent to HKD2,641 million)	RMB971 million (equivalent to HKD1,103 million)	RMB2,900 million (equivalent to HKD3,295 million)	RMB2,900 million (equivalent to HKD3,295 million)	RMB2,900 million (equivalent to HKD3,295 million)

Centralised Services Agreement	RMB534 million (equivalent to HKD607 million)	RMB206 million (equivalent to HKD234 million)	RMB800 million (equivalent to HKD909 million)	RMB800 million (equivalent to HKD909 million)	RMB800 million (equivalent to HKD909 million)

Property Leasing Framework Agreement	RMB410 million (equivalent to HKD466 million)	RMB200 million (equivalent to HKD227 million)	RMB510 million (equivalent to HKD580 million)	RMB600 million (equivalent to HKD682 million)	RMB600 million (equivalent to HKD682 million)

IT Services Framework Agreement	Amount payable by the Group: RMB520 million (equivalent to HKD591 million)	Amount payable by the Group: RMB170 million (equivalent to HKD193 million)	Amount payable by the Group: RMB850 million (equivalent to HKD966 million)	Amount payable by the Group: RMB1,200 million (equivalent to HKD1,364 million)	Amount payable by the Group: RMB1,200 million (equivalent to HKD1,364 million)

	Amount payable by China Telecommunications Corporation and/or its associates: RMB249 million (equivalent to HKD283 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB152 million (equivalent to HKD173 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB300 million (equivalent to HKD341 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB500 million (equivalent to HKD568 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB500 million (equivalent to HKD568 million)

Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB1,956 million (equivalent to HKD2,223 million)	Amount payable by the Group: RMB812 million (equivalent to HKD923 million)	Amount payable by the Group: RMB2,600 million (equivalent to HKD2,955 million)	Amount payable by the Group: RMB3,800 million (equivalent to HKD4,318 million)	Amount payable by the Group: RMB3,800 million (equivalent to HKD4,318 million)

	Amount payable by China Telecommunications Corporation and/or its associates: RMB940 million (equivalent to HKD1,068 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB390 million (equivalent to HKD443 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,150 million (equivalent to HKD1,307 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,150 million (equivalent to HKD1,307 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,150 million (equivalent to HKD1,307 million)

As far as the Directors are aware, none of the Annual Caps for the year ending 31 December 2010 has been exceeded as at the date of this announcement. Each of the Annual Caps of the Agreements for the two years ending 31 December 2011 and 31 December 2012 have been determined by reference to the nature of the transactions contemplated under the respective Agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the years ending 31 December 2011 and 31 December 2012. The consideration under each of the Agreements will be satisfied in cash and no payment will be made on a deferred basis.

Since the Company commenced operations of the CDMA Service using the CDMA Network leased from China Telecommunications Corporation in October 2008, the CDMA operation has undergone robust growth and the scale of operations continues to expand. The mobile subscribers increased by 18.43 million in the first half of 2010 and the total number has reached 74.52 million, an increase of 77.7% from the previous year with mobile service revenue amounted to RMB22,770 million. It is anticipated that the continuing rapid growth of the scale and revenue of the CDMA Service will lead to a sharp increase of the lease fee for the Capacity under the CDMA Network accordingly.

Previously the Company has obtained from the Stock Exchange a wavier from strict compliance with Rule 14A.35(2) of the Listing Rules and no cap has been proposed in respect of the settlement of interconnection charges under the Interconnection Settlement Agreement for the following reasons:

(i)	the Company’s revenue depends on growth in call revenue and in its customer base for its various services. Any growth in the domestic long distance service and local service will necessarily result in increased transaction volumes under the Interconnection Settlement, which the Company might not be able to control as it depends entirely on customer usage. Any limits on these transactions might therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

(ii)	the tariffs payable under the Interconnection Settlement Agreement are prescribed by the MIIT and are subject to change from time to time.

The above waiver is subject to the following conditions:

(i)	the Company will comply with all other relevant requirements under Chapter 14A of the Listing Rules including the reporting and announcement requirements and the independent shareholders’ approval requirements; and

(ii)	the transactions contemplated under the Interconnection Settlement Agreement including the fact that no caps be proposed for such transactions will be conditional upon the transactions being approved by the Independent Shareholders at an extraordinary general meeting.

For the year ending 31 December 2009, the net interconnection settlement charges amounted to RMB598 million (equivalent to approximately HKD680 million). Following the remarkable progress in its full services operations in the recent years, and in anticipation of policy stability regarding interconnection settlement fees, the Company is now in a better position to estimate the Annual Caps applicable under the Interconnection Settlement Agreement based on the historical transaction volume. The Company has therefore decided not to apply the above waiver for the transactions under the Interconnection Settlement Agreement from 1 January 2011 and comply with all the relevant requirements under Chapter 14A of the Listing Rules. The Company expects each of the applicable percentage ratios (other than the profits ratios) of the transactions contemplated under the Interconnection Settlement Agreement for the years ending 31 December 2011 and 31 December 2012 to be above 0.1% but less than 5%. Such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules.

The increase in the Annual Caps for the years ending 31 December 2011 and 31 December 2012 in relation to the Engineering Framework Agreement is mainly attributable to the increase in expected capital expenditure level for the telecommunication network and facilities in these two years and the accompanying growth of engineering projects.

The increase in the Annual Caps for the years ending 31 December 2011 and 31 December 2012 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the continuing expansion of the Company’s operation along with the further development of the Company’s mobile service, and also the anticipated increase in expenditures on customers service, repair and maintenance services.

The increase in the Annual Caps for the years ending 31 December 2011 and 31 December 2012 in relation to the Property Leasing Framework Agreement is mainly attributable to the anticipated increase in demand for property leasing services resulting from the expansion of the Company’s business scale.

The increase in the Annual Caps for the years ending 31 December 2011 and 31 December 2012 in relation to the IT Services Framework Agreement, including the provision of, among others, information technology services by the Group to China Telecommunications Corporation and/or its associates and vice versa, is mainly attributable to the anticipated increase in demand for IT services of the parties as a result of the continuing deepening of the business transformation of the Company and the expansion of its informatisation services.

The increase in the Annual Caps for the years ending 31 December 2011 and 31 December 2012 in relation to the services to be provided by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement is mainly attributable to the anticipated increase in capital expenditure level in the future two years and the resulting growing demand for telecommunications supplies and procurement services.

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the proposed Annual Caps for the transactions contemplated under the Telecom CDMA Lease are expected to exceed the 5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

As each of the percentage ratios (other than the profits ratio) of the transactions contemplated under the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement for the years ending 31 December 2011 and 31 December 2012 are expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules.

Details of the Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Listing Rules.

BOARD OPINION

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Telecom CDMA Lease and its supplemental agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement and their respective supplemental agreements, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve the continuing connected transactions contemplated under the Telecom CDMA Lease and the Annual Caps applicable thereto. Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolution at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolution at the EGM.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease. The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Telecom CDMA Lease.

A circular containing, amongst other things, (i) details of the Telecom CDMA Lease; (ii) a letter from the Independent Board Committee containing its recommendation in respect of the Telecom CDMA Lease; (iii) a letter from the Independent Financial Adviser, ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Telecom CDMA Lease; and (iv) a notice of the EGM, will be despatched to the shareholders of the Company on or before 15 September 2010.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	the Telecom CDMA Lease, the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 29 October 2009 with expiration on 31 December 2010

“Annual Caps”	the maximum aggregate annual values

“ARPU”	average revenue per user

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“Capacity”	capacity on the constructed CDMA Network required by the Company to operate the CDMA Service measured in terms of the actual number of subscribers

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Network”	the CDMA cellular telecommunications network owned by China Telecommunications Corporation and operated by the Company

“CDMA Service”	the service of providing, operating or marketing the provision of CDMA telecommunications by the Company

“CDMA Service Revenue”	the service revenue generated by the Company in the course of operating its CDMA communication business which shall be calculated by the total revenue from the CDMA Service under IFRS minus any upfront non-refundable revenue arising out of the CDMA Service and any revenue from sale of telecommunication products in connection with the CDMA Service

“Centralised Services Agreement”	the Centralised Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 16 December 2009 with expiration on 31 December 2010

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Community Services Framework Agreement”	the Community Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 29 October 2009 with expiration on 31 December 2010

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to consider and, if thought fit, to approve the continuing connected transactions contemplated under the Telecom CDMA Lease and its supplemental agreement and the Annual Caps applicable thereto

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 29 October 2009 with expiration on 31 December 2010

“Group”	the Company, together with all of its subsidiaries

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HK$1.00 = RMB0.88. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“ING” or “Independent Financial Adviser”	ING Bank N.V., acting as the independent financial adviser, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

“Interconnection Settlement Agreement”	the interconnection settlement agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 27 July 2008 with expiration on 31 December 2010

“IT Services Framework Agreement”	the IT Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 16 December 2009 with expiration on 31 December 2010

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Guizhou, Gansu and Qinghai provinces, and Beijing, Shanghai, Chongqing and Tianjin municipalities, and the Guangxi Zhuang, Xinjiang Uygur, and the Inner Mongolia, Ningxia Hui, and Xizang autonomous regions and other areas as may be agreed between the Company and China Telecommunications Corporation

“MIIT”	Ministry of Industry and Information Technology of the PRC

“MOU”	minutes of usage

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 16 December 2009 with expiration on 31 December 2010

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 16 December 2009 with expiration on 31 December 2010

“Telecom CDMA Lease”	the CDMA network capacity lease agreement dated 27 July 2008 signed between the Company and China Telecommunications Corporation

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 25 August 2010

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.